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[LETTERHEAD OF GLENGARRY HOLDINGS LIMITED]

July 22, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:
  Withdrawal of Form F-3 Registration Statement Under the Securities Act of 1933 for Glengarry Holdings Limited

Ladies and Gentlemen:

        On November 16, 2001, Glengarry Holdings Limited, a Bermuda company (the "Company"), filed with the Commission a registration statement on Form F-3 to register for resale up to 40,455,800 shares of Common Stock held by certain selling stockholders of the Company (SEC File No. 333-73620).

        In response to the Staff's letter dated July 8, 2002, the Company hereby requests that the Form F-3 be withdrawn. To the Company's knowledge, to date, no securities have been sold under the offering.

        The Form F-3 was intended to register the resale of the 40,455,800 shares issued on June 29, 2001 to the former shareholders of Online Advisory, Ltd. The shares were originally issued to such shareholders in reliance upon Regulation S under the Securities Act of 1933. Because more than one year has elapsed since the original issuance of the shares, the Company has decided not to incur the expense necessary to amend the registration statement in response to Staff comments.

Yours truly,

/s/ DAVID CANEY David Caney President and Chief Executive Officer

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[LETTERHEAD OF GLENGARRY HOLDINGS LIMITED]